U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35994

CUSIP NUMBER 42237K 409

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K

☐ Form 10-Q ☐Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.	REGISTRANT INFORMATION.

Scorpius Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

1305 E. Houston St.

Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78205

City, State and Zip Code

PART II.	RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)  The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

Scorpius Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for its fiscal year ended December 31, 2024 by the original due date of March 31, 2025. The compilation, dissemination and review of the financial information required to be presented in the Form 10-K has imposed time constraints on the Company’s management that have rendered timely filing of the Form 10-K impractical without undue hardship and expense to the Company.

The Company intends to file the Annual Report within the fifteen-day extension period afforded by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William Ostrander (919) 240-7133

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes                                       ☐   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes                                        ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2024 we expect to recognize between $6.0 million and $6.5 million of total revenue. For the year ended December 31, 2023, the Company recognized approximately $6.99 million of revenue.

Net loss for the year ended December 31, 2023, was ($46.8) million. For the year ended December 31, 2024, the Company expects net loss to be between $(30.7) million and ($33.2) million, or a 34% to 29% decrease from fiscal year 2023.

Scorpius Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

SCORPIUS HOLDINGS, INC.

Dated: April 1, 2025	By:	/s/ William Ostrander
William Ostrander
Chief Financial Officer